

April 11, 2013

Via E-mail
Francisco Douglas Magana
Vanell, Corp.
Res. San Antonio Bk 10, Pje 7 N5
San Antonio Del Monte, Sonsonate,
El Salvador SV-106090030

> **Re: Vanell, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 26, 2013**
> **File No. 333-186282**

Dear Mr. Magana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response and the related correspondence you filed in response to comment 1 of our comment letter dated March 22, 2013. However, in our comment, we requested support for all quantitative and qualitative business and industry data used in the prospectus. We note that the material you provided included support for some, but not all, of the quantitative and qualitative business and industry data used in the prospectus. For example only, we note that the material you provided did not include support for the following data:

- "[B]y the '70s, El Salvador was ranked fourth among coffee export countries, harvesting 3.5 million coffee bags" on page 21;

- "Coffee is grown in five geographical areas of the country . . .", as well as the specific regional data, on page 21;

- "It is estimated that there are some 23,000 coffee growers in the country, about 87 percent of which are small farmers, with farms of 19 hectares or less" on page 21; and

- The summary data on page 22.

Please provide support for all quantitative and qualitative business and industry data used in the prospectus, which should be filed as EDGAR correspondence or, alternatively, sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also clearly mark the specific language in the supporting materials that supports each statement.

Certain Relationships and Related Transactions, page 34

2.   We note your response to comment 7 of our comment letter dated March 22, 2013. Please note that Item 404(a) of Regulation S-K requires the description of "any transaction, since the beginning of the registrant's last fiscal year, . . . in which the registrant was . . . a participant . . . , and in which any related person had . . . a direct or indirect material interest." "Related person" is then defined as "[a]ny immediate family member of a director or executive officer of the registrant, . . . which means any . . . spouse . . . of such director [or] executive officer." See Instruction 1.a.iii. to Item 404(a) of Regulation S-K. Given your disclosures on page 14 and in footnote (1) to the table on page 15 that the spouse of your sole officer and director, Mr. Magana, acquired 20,000 shares of your securities in an unregistered offering during 2012, please provide the information required under Item 404(a) of Regulation S-K concerning the transaction with the spouse of Mr. Magana wherein she purchased your shares.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Thomas E. Stepp, Jr., Esq. (Via E-mail)